Exhibit 99.1

Press Release

iKang Announces Changes to the Board of Directors

BEIJING, March 31, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (NASDAQ: KANG), today announced that the Company’s Board of Directors (the “Board”) has appointed  Mr. Gavin Zhengdong Ni as an independent director and a member of the Audit Committee of the Board, effective March 31, 2015.

Mr. Ni is the Founder, Chairman and CEO of Zero2IPO Group, a leading integrated service provider and investment institution in China’s private equity industry. Mr. Ni is known as the most informed VC/PE expert in China and honored as a representative of the younger generation elites in China’s venture capital sector. In 2007, Zero2IPO Group advised on the private equity financing for iKang led by Merrill Lynch PE fund and joined the same round of financing with its own fund. In 2010, Mr. Ni was recognized as one of the “Top 10 CEOs in China 2010” by China Times and CEO Clubs China. Mr. Ni graduated from Hunan University with a Bachelor’s Degree of Engineering and from Tsinghua University with a Master’s Degree of Engineering and obtained his doctor’s degree in Business Administration in Tsinghua University School of Economics and Management.

Furthermore, the Company also announced the resignation of Ms. Qing Liu as an independent director of the Company and the resignation of Mr. Minjian Shi as a member of the Audit Committee of the Board. Ms. Qing Liu tendered her resignation due to the increasing time commitment required to serve as the president of DiDi Taxi. With the appointment of Mr. Gavin Zhengdong Ni and the resignation of Mr. Minjian Shi, the Audit Committee of the Board currently consists of Mr. Daqing Qi, Ms. Ruby Lu and Mr. Gavin Zhengdong Ni.

“I am delighted to welcome Mr. Gavin Ni and look forward to drawing on his extensive investment experience in the technology and other sectors to further broaden the diversity of our board as we continue to strengthen our market leadership in private preventive healthcare services in China,” said Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “I would like to take this opportunity to express our gratitude towards Ms. Qing Liu for her immensely invaluable contributions as our director in the past and wish her all the very best in her new venture at Didi Taxi.”

About iKang Healthcare Group Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company served a total of 2.7 million customer visits under both corporate and individual programs. For the nine months ended December 31, 2014, the Company served a total of 3.1 million customer visits.

As of March 9, 2015, iKang’s nationwide network consisted of 58 self-owned medical centers covering 16 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Ruby Yim

Email: ikang.ir@fleishman.com